SIZZLE ACQUISITION CORP. II

4201 Georgia Avenue NW
Washington D.C. 20011

March 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Ameen Hamady
Kristina Marrone
Ruairi Regan
David Link

Re:	Sizzle Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-285839 Filed March 14, 2025, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sizzle Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on April 1, 2025 or as soon as thereafter practicable.

Very truly yours,

/s/ Steve Salis
Steve Salis
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP